SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

MOODY NATIONAL REIT II, Inc.

(Name of Subject Company)

COMRIT INVESTMENTS 1, LIMITED PARTNERSHIP

COMRIT INVESTMENTS LTD.

(Bidders)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

None or unknown

(CUSIP Number of Class of Securities)

Ziv Sapir

Comrit Investments 1, Limited Partnership

9 Ahad Ha’am Street

Tel Aviv, Israel 6129101

+ 972-3-519-9936

Copy to:

Amos W. Barclay

Holland & Hart LLP

1800 Broadway, Suite 300

Boulder, Colorado 80302

Phone: (303) 473-2700

(Name, Address, and Telephone Number of

Person Authorized to Receive Notices and

Communications on Behalf of Offeror)

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration Number:
Filing Party:
Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offers (the “Offers”) by Comrit Investments 1, Limited Partnership (the “Purchaser”) to purchase up to 234,291 shares of Class A common stock, par value $0.01 per share (the “Class A Shares”), and up to 25,000 shares of Class T common stock, par value $0.01 per share (“Class T Shares” and, together with the Class A Shares, the “Shares”), in Moody National REIT II, Inc. (the “Corporation”), the subject company, at a purchase price equal to $11.57 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) dated September 26, 2023 (the “Offer Date”) and the related Assignment Form, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. Any dividends paid after November 17, 2023, or such other date to which the Offers may be extended (the “Expiration Date”), by the terms of the Offers and as set forth in the Assignment Form, would be assigned by tendering Shareholders to the Purchaser. Comrit Investments Ltd. is being named as a bidder herein because it is deemed to control the Purchaser, but otherwise is not participating in the Offers.

Tenders of Shares will include the tender of any and all securities into which the Shares may be converted and any securities distributed with respect to the Shares from and after the Offer Date. The Purchaser is entitled to all proceeds that are paid after the Expiration Date from or as a result of any claim, litigation, class or derivative action brought by or for the benefit of the tendering Shareholders with respect to the transferred Shares, regardless of when the claims asserted and such action accrued.

The Corporation reported approximately 7,200 holders of record owning an aggregate of 13,640,429 shares of common stock outstanding as of March 12, 2023, including 13,000,645 Class A Shares, 480,692 Class T Shares and 159,092 shares of the Corporation’s Class I common stock (“Class I Shares”), according to the Corporation’s Annual Report on Form 10-K for the year ended December 31, 2022 and Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023. The Purchaser is not making any offer for the Corporation’s Class I Shares. The Purchaser and its affiliates currently beneficially own an aggregate of 664,588 Shares, or approximately 4.9% of the total outstanding shares of the Corporation’s common stock as of August 14, 2023. The 234,291 Class A Shares subject to the Offers constitute approximately 1.7% of the outstanding Class A Shares, and the 25,000 Class T Shares subject to the Offers constitute approximately 5.2% of the outstanding Class T Shares, in each case as of August 14, 2023. Consummation of the Offers, if all Shares sought are tendered, would require payment by the Purchaser of approximately $2,710,750 for the Class A Shares tendered and approximately $289,250 for the Class T Shares tendered, for a combined total aggregate purchase price of up to $3,000,000, which the Purchaser intends to fund out of its available cash on hand.

The address of the Corporation’s principal executive offices is 9655 Katy Freeway, Suite 600, Houston, Texas 77024, and its phone number is (713) 977-7500.

The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement.

Item 12. Exhibits.

(a)(1)	Offer to Purchase

(a)(2)	Assignment Form

(a)(3)	Letter to Shareholders

(a)(4)	Summary Advertisement

(b) - (h)	Not applicable.

107	Calculation of Filing Fee Table.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 26, 2023

Comrit Investments 1, LP

By: Comrit Investments Ltd., its General Partner

By:	/s/ Ziv Sapir
Ziv Sapir
Chief Executive Officer

Comrit Investments Ltd.

By:	/s/ Ziv Sapir
Ziv Sapir
Chief Executive Officer